March 7, 2005



James O'Connor
Division of Investment Management
U.S. Securities and Exchange Commission
901 E Street NW
Washington, D.C.  20004

RE:  Evergreen Municipal Trust, File Nos. 333-36033 and 811-08367
     (the "Registrant")
     Post-Effective Amendment No. 42 to the Registration Statement on Form N-1A For the Evergreen Alabama Municipal Bond Fund (the "Fund")

Dear Mr. O'Connor:

     In response to your comments to the Registrant's Form N-1A filing made on December 22, 2004, pursuant to Rule 485(a) for the Evergreen Alabama Municipal Bond Fund, (accession no. 0000907244-04-000388), which you relayed to us in our telephone conversation on February 2, 2005, please note the following responses:

Comment: You noted that pursuant to an interpretation of the AICPA Audit Guide titled "Audits of Investment Companies" the staff of the SEC interprets the Guide to say that a fund is not permitted to take a reimbursement for previously waived expenses for a period longer than three years from when the expense was incurred or, in the alternative, the fund must book a contingent liability for any expenses to be reimbursed.

Response:         The Advisor has decided to give up its ability to recoup
                  waived expenses effective immediately in light of the fact that the Advisor is proposing to, and fully expects approval for, the rescission of the recoupment facility at a Meeting of the Funds' Board of Trustees on March 16-17th, 2005. All disclosure regarding the recoupment of previously waived expenses will be removed from the Funds' prospectuses.

Comment: You commented that under the heading "Legal Proceedings" please consider adding disclosure discussing the fact that, if Evergreen is unsuccessful in defending against an enforcement action brought by the Securities and Exchange Commission based on the allegations described in the prospectus/proxy statement, EIMC could be barred from serving as investment adviser to the funds.

Response:         We have carefully considered the disclosure we have included under the heading "Legal Proceedings," which we first produced in August 2004, and we continue to reevaluate it on a frequent basis to ensure that it continues to be accurate and complete.
                  This disclosure has appeared in numerous registration statements filed on Forms N-1A and N-14 and in various other disclosures made to clients, prospective clients and others.
                  While we agree that the described outcome is technically possible, we believe it is sufficiently unlikely so as to render the information immaterial and potentially misleading.
                  We believe that the disclosure provided is fully responsive to
                  Item 5(a)(3) of Form N-1A).

Comment: In the section entitled "Calculating the Share Price," you asked that we consider whether the description of the fair value policy sufficiently addresses the circumstances where fair value pricing is used in connection with specific types of securities, such as illiquid or thinly traded securities. You noted that in the "Final Rule: Disclosure Regarding Market Timing and Selective Disclosure of Portfolio Holdings" (Release Nos. 33-8408;IC-26418; File No. S7-26-03), the
                  disclosure required by the rule "should be specific to the fund, taking into account its investment objectives, policies, and strategies."

Response:         With respect to securities that may be more prevalent in these types of funds, such as thinly traded and illiquid securities, we believe our fair value policy currently disclosed in the prospectus, which reads "the Funds will `fair value' securities when (i) quotations are not available from any outside source; (ii) quotations are stale and there is no current trading activity in the security; and (iii) closing quotations as received from an outside source do not reflect the current market value," adequately covers these types of securities.

Comment: You noted that in the section entitled "Calculating the Share Price," we state that the fair value procedures have been adopted by the Board of Trustees but that the disclosure does not clearly state that, in addition, the Board monitors fair value pricing done in conjunction with the procedures.

Response:         In the section entitled "Fund Operating Policies and
                  Procedures", sub-section entitled "Fund Pricing" the disclosure states: "The Board of Trustees also has a Pricing
                  Committee, which reviews fair valuation issues."

Comment: You have asked us whether our policy described in the section entitled "Short-Term Trading" takes into account arbitrage opportunities that might be particular to securities common to these funds. You noted that the disclosure required by the rules should be specific to the fund, taking into account its investment objectives, policies, and strategies.

Response:         Our short-term trading policy is designed to address the
                  problems of excessive short-term trading in a mutual fund, including these funds. We currently do not see particular arbitrage opportunities for a fund that invests primarily in equity securities that are not already adequately addressed by our disclosure.

Comment: With respect to the section entitled "Short-Term Trading," you asked if there are any exceptions to our policy to limit investors to three "round-trip" exchanges per quarter and five "round-trip" exchanges per calendar year.

Response:         We do not have any exceptions to this policy. As we discussed, and as disclosed in the section entitled "Short-Term Trading," there are instances where we are not able to detect and prevent trading that violates these restrictions, such as when an investor trades through a broker-dealer or through retirement plans which hold the investor's shares in an omnibus account.

Comment: You have asked us to state supplementally whether we have taken any steps to require short-term trading to be monitored in the omnibus account positions held in the Fund.

Response:         Most of our selling agreements and sub-transfer agent
                  agreements with broker-dealers who sell shares of the Evergreen funds and who hold their clients' positions in omnibus accounts contain terms which require the broker-dealer to comply with applicable provisions in the relevant fund's prospectus, which includes our short-term trading policy. With respect to the broker-dealers who have not agreed to this term, we are currently negotiating to require them to either provide us with a means of monitoring the underlying accounts for compliance with our short-term trading policy or represent that they are monitoring for short-term trading according to mutually acceptable policy.

Comment: With respect to the section entitled "Portfolio Holdings," you have asked that we expand on the disclosure to more adequately address the requirements described in "Final Rule:
                  Disclosure Regarding Market Timing and Selective
                  Disclosure of Portfolio Holdings" (Release Nos. 33-8408; IC-26418; File No. S7-26-03)

Response:         We have added disclosure to the Fund's SAI to more completely address the specific requirements under the rule. We have also added a cross-reference to the SAI in the summary contained in the prospectus that states, "See `Policy for Dissemination of Portfolio Holdings' in the SAI for a more detailed description of this policy." The new disclosure added to the SAI is as follows:

                  "Policy for Dissemination of Portfolio Holdings

                  A complete listing of portfolio holdings for every Fund as of the calendar quarter end will be available to the public approximately 15 calendar days after the calendar quarter end. Such listing to be posted to EvergreenInvestments.com as soon after the 15 days as possible. In addition, certain Funds (such as Evergreen money market funds) may make available to the public a complete list of holdings as of month end, posted to EvergreenInvestments.com within approximately 15 calendar days after the month end. Once released to the web, there are no restrictions on providing the data to any shareholder or external party.

                  No other dissemination of portfolio holdings is allowed to any shareholder, potential shareholder or party external to Evergreen except for dissemination (i) required by law, (ii) to external subadvisers with respect to the Fund it advises, or (iii) to institutional investment consultants or mutual fund analytical firms (such as Morningstar and Lipper) and, in such cases, only where there are signed confidentiality agreements in place that are approved through Evergreen's legal division. Institutional investment consultants are those organizations who utilize fund holdings data and characteristics such as beta, P/E ratio, etc. to screen investment vehicles for their large, institutional clients. These consultants typically compare the Funds against other investment firms' products to see which is most suitable for the clients. In presentations to clients, these consultants will sometimes provide data regarding the Funds and how they compared to products of other investment advisors. The confidentiality agreements applicable to these situations preclude these firms from providing any client with holdings data until the 15th calendar day after quarter end when the data is available to the public.

                  This policy applies to affiliates of Evergreen such as Wachovia Trust and Wachovia Securities. Officers of the Funds may authorize disclosure of the Fund's portfolio securities in accordance with this policy. The Fund's Board had reviewed this policy and has designated a chief compliance officer to be responsible for monitoring compliance with the policy. The chief compliance officer reports directly to the Board."

We represent to you, on behalf of the Fund, that:

(i) the Fund is responsible for the adequacy and accuracy of the disclosure in the filings;
(ii) staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing; and
(iii) the Fund may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

         We will file an amended prospectus and statement of additional information pursuant to Rule 497(c) for the Fund on or about March 11, 2005.

         Please feel free to call me at 617-210-3682 with questions or comments. Thank you.

                                  Sincerely,

                                  /s/ Maureen E. Towle, Esq.

                                  Maureen E. Towle, Esq.
                                  Legal Department
                                  Evergreen Investments